Exhibit 99.2

SNOW LAKE LITHIUM ANNOUNCES UPCOMING CONFERENCE SCHEDULE

Winnipeg, MB, June 8, 2022 - Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (Nasdaq:LITM) (“Snow Lake Lithium”, or the “Company”) a lithium resource company located in Manitoba, Canada that is committed to operating the world's first fully electric lithium mine, today announced its upcoming participation at the PDAC 2022 Convention and Benchmark Mineral’s Battery Gigafactories USA 2022 Conference.

PDAC 2022 Convention - The Minerals Powering the EV Battery Revolution Panel Presentation

Presentation: Monday, June 13th, 2022 from 3:50 - 4:40 pm (ET)

Format: In-person panel presentation

Speaker: Philip Gross, Chief Executive Officer

Location: Room 801 of the Metro Toronto Convention Centre – South Building in Toronto, Ontario

Invest in Canada will be hosting The Minerals Powering the EV Battery Revolution panel and has invited Snow Lake to discuss Canada’s positioning for investment in the upstream segment of the EV supply chain. Invest in Canada works directly with global investors to unlock investment opportunities and facilitate expansion in Canada.

Benchmark Mineral Intelligence – Battery Gigafactories USA 2022

Dates: Thursday, June 23rd – Friday, June 24th, 2022

Attendee: Philip Gross, Chief Executive Officer

Format: 1x1 in-person meetings per request

Location: Hyatt Regency Washington on Capital Hill Washington, DC

To receive additional information, request an invitation or to schedule a one-on-one meeting, please contact your respective conference representative or Snow Lake Lithium’s investor relations team at ir@snowlakelithium.com.

www.SnowLakeLithium.com
Legal Address		Mailing Address

242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

About Snow Lake Resources Ltd.

Snow Lake Lithium is committed to creating and operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the North American electric vehicle and battery markets. We aspire to not only set the standard for responsible lithium mining, but we intend to be the first lithium producer in the world to achieve Certified B Corporation status in the process.

Our wholly owned Snow Lake LithiumTM Project now covers a 55,318-acre site that has only been 1% explored and contains an identified-to-date 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

For more information, please contact:

media@snowlakelithium.com

ir@snowlakelithium.com

www.SnowLakeLithium.com

twitter: @SnowLakeLithium

LinkedIn: https://www.linkedin.com/company/snow-lake-resources

www.SnowLakeLithium.com
Legal Address		Mailing Address

242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8